No. 14/07
IAMGOLD 2007 FIRST QUARTER RESULTS

All amounts are expressed in US dollars, unless otherwise indicated.

Highlights:

■	Net earnings for the first quarter of 2007 were $11.3 million or $0.04 per share.

■	Attributable production for the first quarter of 2007 was 218,000 ounces.

■	Gold Institute (GI) cash cost of production was $416 per ounce.

■	Cash, short term deposits and gold bullion position as at March 31, 2007 were $208.6 million valuing gold bullion at market.

■	Operating cash flow for the first quarter of 2007 was $16.7 million.

■	Average gold spot price for the first quarter of 2007 was $650 per ounce.

■	Investment in mine activities for the first quarter of 2007 totaled $18.9 million.

■	Corporate exploration expenditures for the first quarter of 2007 were $9.4 million.

■	Total debt levels were reduced by $18.3 million to $20.9 million.

Consolidated Financial Results Summary

	First Quarter Ended
	March 31,
(unaudited)	2007	2006
(in $000’s except where noted)	$	$
Net earnings	11,285	19,851
Net earnings per share
- basic and diluted ($/share)	0.04	0.13
Operating cash flow	16,652	21,794
Gold produced IMG share (oz)	218,000	123,000
GI cash cost ($/oz)*	416	271
Average realized gold price ($/oz)	654	553
*	Gold Institute cash cost per ounce is a non-GAAP measure. Please refer to Supplemental Information attached to the MD&A for a reconciliation to GAAP.

A conference call to review the Corporation’s first quarter results will take place on Tuesday, May 15, 2007 at 11:00 a.m. EST. Local call-in number: 416-644-3416 and N.A. toll-free: 1-800-731-6941. This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from 2:00 p.m. May 15 to May 22, 2007 by dialing local: 416-640-1917, passcode: 21228175# and N.A. toll-free: 1-877-289-8525, passcode: 21228175#. A replay will also be available on IAMGOLD’s website.

Management’s Discussion and Analysis of Financial Position and Results of Operations

The following Management’s Discussion and Analysis (“MD&A”), dated May 14, 2007, should be read in conjunction with the MD&A for the year ended December 31, 2006, the Company’s annual audited consolidated financial statements, the notes relating thereto, the supplementary financial information included in the Company’s annual report, and the unaudited interim financial statements and notes contained in this report. All figures in this MD&A are expressed in US dollars, unless stated otherwise.

Overview

IAMGOLD Corporation (“IAMGOLD” or “IMG” or the “Company”) is an established mid-tier gold mining and exploration company. Following the acquisition of Gallery Gold Limited in March 2006, and Cambior in November 2006, IAMGOLD’s interests include eight operating gold mines, a diamond royalty, a niobium producer, and exploration projects located throughout Africa and the Americas. Its advanced exploration projects include the Camp Caiman project in French Guiana, and Quimsacocha project in Ecuador. IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

Net earnings for the first quarter of 2007 were $11.3 million or $0.04 per share compared to $19.9 million or $0.13 per share for the first quarter of 2006. Revenues in 2007 benefited from stronger gold prices but were offset by higher operating costs at the mining operations. Corporate expenses, exploration expense and taxes were substantially higher than the first quarter of 2006 and resulted in the earnings reduction.

Operating cash flow for the first quarter of 2007 was $16.7 million compared to $21.8 million in the first quarter of 2006. The decrease is a result of lower earnings and no dividends being received from Tarkwa and Damang during the first quarter of 2007.

Acquisitions

Gallery Gold Limited

On March 22, 2006, the Company acquired all of the issued and outstanding shares of Gallery Gold Limited (“GGL”). The purchase price has been determined to be $202.3 million, including transaction costs of $2.5 million and the purchase of GGL common share options for $2.4 million.

Cambior Inc.

On November 8, 2006, the Company acquired all of the issued and outstanding shares of Cambior Inc. (“Cambior”). The preliminary purchase price has been determined to be $1.1 billion, including transaction costs of $4.6 million.

Changes to the Purchase Price Allocation

The allocations of the fair values of the consideration for both transactions to the fair values of the identifiable assets and liabilities on the respective closing dates are set out below.

During the first quarter of 2007, the Company finalized the allocation of the purchase price related to the acquisition of GGL. Outside specialists were retained to assist in this allocation. The final allocation resulted in a decrease to mining assets of $11.8 million, an increase to exploration and development assets of $3.2 million, other assets of $1.2 million and a decrease to goodwill of $9.2 million and future income tax liabilities of $16.9 million.

The Company also made some preliminary adjustments on the purchase price allocation related to the acquisition of Cambior resulting mainly from the conclusion of the sale of the bauxite operation during the first quarter of 2007 impacting net assets held for sale. In addition, adjustments were done on the accrued benefit liabilities based on revaluation of the settlement of the obligations for the designated employees’ pension plan. A reclassification was also done between mining assets and exploration and development. Transaction costs were lower than estimated.

Fair value ($000’s)	GGL (Final )	Cambior (Preliminary )	Total
Assets acquired and liabilities assumed:	$	$	$
Cash and cash equivalents	971	7,183	8,154
Mining assets	123,874	879,201	1,003,075
Exploration and development	99,775	94,774	194,549
Other assets	20,472	99,807	120,279
Net assets held for sale	-	26,343	26,343
Goodwill	62,721	329,190	391,911
Current liabilities	(11,070)	(94,335)	(105,405)
Long-term debt	(16,589)	(33,716)	(50,305)
Forward sales liability and gold call option	(59,711)	(16,205)	(75,916)
Asset retirement obligations	(2,791)	(38,380)	(41,171)
Accrued benefit liabilities	-	(9,829)	(9,829)
Future income and mining tax liabilities	(15,323)	(135,827)	(151,150)
Non-controlling interest	-	(3,502)	(3,502)
	202,329	1,104,704	1,307,033
Consideration paid:
Issue of 26,221,468 common shares of the Company	197,448	-	197,448
Issue of 116,258,765 common shares of the Company	-	1,062,605	1,062,605
Settlement of GGL common share options	2,402	-	2,402
Issue of 2,428,873 IAMGOLD equivalent options	-	13,062	13,062
Issue of warrants equivalent to 8,400,000 IAMGOLD shares	-	24,403	24,403
Transaction costs	2,479	4,634	7,113
	202,329	1,104,704	1,307,033

Summarized Financial Results
	2007	2006				2005
(in $000’s except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Net earnings	11,285	9,367	13,425	29,838	19,851	6,178	4,198	2,375
Net earnings per share
- basic and diluted	0.04	0.04	0.08	0.17	0.13	0.04	0.03	0.02
Operating cash flow	16,652	2	17,919	24,276	21,794	18,002	1,828	5,680
Cash, short-term deposits and gold bullion (at cost)	159,256	173,376	170,231	151,275	133,323	110,197	90,799	88,572
(at market)	208,649	218,345	210,331	193,493	170,864	137,496	112,204	104,626
Gold produced
(000 oz - IMG share)	218	219	140	158	123	117	109	114
Weighted average GI cash cost ($/oz - IMG share)*	416	368	329	290	271	276	281	275
Gold spot price ($/oz)**	650	613	622	628	554	485	439	427
* Weighted average Gold Institute cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.
** Average gold price as per the London pm fix.

IAMGOLD Attributable Production and Costs

The table below presents the production attributable to IAMGOLD’s ownership in its operating gold mines along with the weighted average cost of production.

	2007	2006
Production (000 oz)	Q1	Q4	Q3	Q2	Q1
Sadiola—38%	30	50	46	52	42
Yatela—40%	35	34	33	40	33
Mupane—100%	17	24	19	22	-
Rosebel—95%	46	38	-	-	-
Doyon—100%	31	23	-	-	-
Sleeping Giant—100%	17	8	-	-	-
Tarkwa—18.9%	33	34	33	33	36
Damang—18.9%	9	8	9	11	12
Total production	218	219	140	158	123
Total cash cost ($/oz—IMG share)*	436	389	348	315	294
GI cash cost* ($/oz—IMG share)	416	368	329	290	271
* Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production at the operating mines in the first quarter of 2007 was 79% ahead of production compared to the first quarter of 2006. The increase in 2007 is mainly a result of the addition of production from the Mupane, Rosebel, Doyon and Sleeping Giant mines.

The Company’s attributable share of gold production in 2007 from the above operating mines is expected to be 1,000,000 ounces of gold at a Gold Institute cash cost, including royalties based on a gold price of $600 per ounce, of $395 per ounce.

Market Trends

IAMGOLD generates revenues from the sale of gold and ferroniobium and a royalty interest in a diamond mine.

During the first quarter of 2007, the gold price displayed considerable volatility. Gold price averaged $650 per ounce and traded between $608 and $686 per ounce throughout the quarter. The closing price as at March 31, 2007 was $662 per ounce.

Niobium is a strengthening element used in the manufacturing of specialty steel alloys. Like many other metals, ferroniobium prices have increased to levels never before attained. Demand is following a similar trend, supported by growth in China, high demand for pipeline steels, and favorable economic conditions worldwide. Demand is expected to remain strong for the foreseeable future.

Results of Operations

Mining Interests

	2007	2006
($ 000’s)	Q1	Q1
Revenues	144,201	42,751
Mining costs	98,346	20,622
Depreciation and depletion	21,271	6,105
Earnings from mining interests	24,584	16,024

Mining interests include the Company’s proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines and the financial position, results of operations from the 100% owned Mupane, Doyon, Sleeping Giant and Niobec mines, and the 95% owned Rosebel mine.

During the first quarter of 2007, the Company’s consolidated mining revenues were 237% higher than the first quarter of 2006. The increase in 2007 was attributable to an increase in the average gold price and an increase in attributable gold production, partially offset by a strike at the Rosebel operations. The average gold revenue recorded for all gold mines was $656 per ounce in the first quarter of 2007 (Q1 2006 - $554 per ounce). Average gold spot price except Tarkwa and Damang in the first quarter of 2007 was $650 per ounce (Q1 2006 - $554 per ounce).

The Company’s mining costs of $98.3 million in the first quarter of 2007 were 377% higher than in the first quarter of 2006 as a result of the increased production, the acquisition of mines and a general increase in the cost of supplies, fuel and labour used in production. Specifically, gold cash costs as defined by the Gold Institute increased to $421 per ounce in the first quarter of 2007 compared to $241 per ounce in the first quarter of 2006.

In the first quarter of 2007, the Company spent at the mine level $7.9 million in exploration activities (Q1 2006 - $0.2 million). Of this amount, $2.6 million was expensed and $5.3 was capitalized (Q1 2006 - $0.2 million, $0.1 million).

Sadiola Mine (IAMGOLD interest - 38%)
Summarized Results
100% Basis

	2007	2006
	Q1	Q4	Q3	Q2	Q1
Total material mined (000t)	7,597	7,295	5,221	5,894	5,022
Ore milled (000t)	1,030	1,181	1,320	1,210	1,110
Head grade (g/t)	3.6	4.9	3.1	4.2	3.5
Recovery (%)	78	77	93	85	88
Gold production - 100% (000 oz)	83	131	121	136	111
Gold sales - 100% (000 oz)	89	127	127	131	111
Gold revenue ($/oz)*	652	614	626	628	553
Direct cash costs ($/oz)**	443	309	268	259	285
Production taxes ($/oz)**	42	36	39	36	33
Total cash cost ($/oz)**	485	345	307	295	318
Cash cost adjustments ($/oz)**	(76)	(52)	(38)	(38)	(45)
GI cash costs ($/oz)**	409	293	269	257	273
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Tonnages mined in the first quarter of 2007 were 51% higher than the first quarter of 2006 due to better equipment availability and the addition of additional mining equipment. Ore milled was decreased by 7% in the first quarter of 2007 compared to the first quarter of 2006. Recovery in the first quarter of 2007 was lower than the first quarter of 2006 due to processing more soft sulphide material. Soft sulphide material processed in the first quarter of 2007 had different metallurgical characteristics and resulted in recovery of less than 70% in January. Improvements in the process, including increased residence time and the addition of hydrogen peroxide has improved the recovery to 78% in March.

Direct cash costs in the first quarter of 2007, at $36.9 million, were higher than the $31.6 million recorded during the first quarter of 2006. This is a result of the increased waste mined in 2007 and due to processing more sulphide tonnes in the plant. In 2007, 42% of the mill feed was sulphide material versus 33% in 2006. Sulphide ores are generally more costly to process than oxide ores. The stripping ratio rose to 4.6 in the first quarter of 2007 versus 2.2 in the same quarter of 2006. The additional waste mining is taking place at the satellite pits. The GI cash cost per ounce at $409 was higher than the $273 in the first quarter of 2006 due to the increase in waste mining, higher consumables costs and fewer ounces of gold produced.

The prefeasibility study on the deep sulphides was received during the quarter and resulted in marginal economics at a 75% gold recovery. The 75% recovery was based on a combination of gravity concentration and cyanidation of the concentrate and tailings. Subsequent testwork has demonstrated that the 75% gold recovery was optimistic and the likely gold recovery will be less than 75%. As a result, new metallurgical work has begun which will focus on developing an oxidizing step, such as bio-oxidation or pressure oxidation to increase gold recovery to above 80%. A full feasibility study will be complete by the end of the fourth quarter 2007.

Profit distributions of $11.3 million were made by Sadiola during the first quarter of 2007, with IAMGOLD’s share being $4.3 million.

Capital expenditures during the first quarter of 2007 were $2.3 million and were spent on drilling for the deep sulphide zone and the costs associated with installing a gravity concentrator in the grinding circuit.

Yatela Mine (IAMGOLD interest - 40%)
Summarized Results
100% Basis

	2007	2006
	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	877	1,151	1,126	2,291	3,035
Capitalized waste mined pit cutback (000t)	3,348	3,402	2,416	928	-
Ore crushed (000t)	716	907	670	810	820
Head grade (g/t)	3.3	3.9	3.0	4.9	4.5
Gold stacked (000/oz)	75	101	64	128	119
Gold production - 100% (000 oz)	88	85	84	100	82
Gold sales - 100% (000 oz)	90	83	84	100	87
Gold revenue ($/oz)*	651	618	621	627	555
Direct cash costs ($/oz)**	106	262	228	200	200
Production taxes ($/oz)**	40	36	37	38	36
Total cash cost ($/oz)**	146	298	264	238	236
Cash cost adjustments ($/oz)**	34	(64)	(25)	(21)	(29)
GI cash costs ($/oz)**	180	234	239	217	207
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production for the first quarter of 2007 was 7% higher than the first quarter of 2006 at 88,000 ounces. The increase in gold production was the result of gold releases from stacking in the fourth quarter of 2006 and in the early part of the first quarter of 2007. Stacked tonnage was 12% lower in the first quarter of 2007 as a result of two stacker equipment relocations. A third lift of low grade material was stacked during March 2007, which resulted in lower stacked grade for the first quarter of 2007. In addition, the stacked grade was affected by fewer high grade tonnes mined from the pit during the first quarter of 2007. Mining tonnage increased to 4.2 million tonnes for the first quarter of 2007 as a result of increased waste mining in pushback 7.

Direct cash costs for the first quarter of 2007 were $9.3 million, which is less than the $16.4 million recorded in the first quarter of 2006. The decrease is a result of a change in the way IAMGOLD now accounts for stripping at the Yatela operations. (See “Changes in Canadian Accounting Policies”). Under the new policy, deferred stripping is no longer allowed. As a result, stripping associated with the deepening of the Yatela pit is now being capitalized and prior deferred stripping balances are being amortized over the units of production to be exposed by that stripping.

Gold Institute cash costs of $180 per ounce were 13% lower in 2007 compared to 2006 as a result of higher gold production and changes to the costing of waste stripping.

Capital expenditures at Yatela totalled $10.9 million for the first quarter of 2007 compared to $0.1 million spent in the first quarter of 2006. Capital in the first quarter of 2007 was mainly spent on capitalized waste stripping and the construction of leach pads.

Yatela did not make any profit distributions to its shareholders in the first quarter of 2007.

Mupane Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2007	2006
	Q1	Q4	Q3	Q2
Total material mined (000t)	2,075	2,036	1,928	2,167
Ore milled (000t)	183	228	220	240
Head grade (g/t)	3.3	3.6	3.0	3.3
Recovery (%)	86	90	89	87
Gold production - 100% (000 oz)	17	24	19	22
Gold sales - 100% (000 oz)	17	19	21	24
Gold revenue ($/oz)*	683	618	589	591
Direct cash costs ($/oz)**	635	503	497	401
Production taxes ($/oz)**	29	26	34	30
Total cash cost ($/oz)**	664	529	531	431
Cash cost adjustments ($/oz)**	(14)	9	(12)	(36)
GI cash cost ($/oz)**	650	538	519	395
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

The financial results of Mupane have been incorporated into the Company’s financial results from the date of acquisition of GGL, March 22, 2006.

As at March 31, 2007, the outstanding Mupane forward sales contracts acquired on acquisition of GGL were as follows:

Year	Forward Sales oz	Average Forward Price (US$)	Liability ($000)
2007	58,551	402	12,516
2008	77,776	402	17,874
2009	43,888	407	10,472
Total	180,215	403	40,862

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the Mupane forward contracts, the related acquired liability is amortized and recorded into gold revenue. In the first quarter of 2007, 19,225 of the contracted 19,444 ounces of gold were delivered under forward sales contracts. The remaining 219 ounces of the contracted ounces were delivered in April.

Revenue was $11.8 million in the first quarter of 2007 and is comprised of the following:

(in $000)	Q1—2007
Forward sales contracts	7,735
Silver sales	119
Forward sales liability amortization	3,923
11,777

Gold production for the first quarter of 2007 totalled 17,000 ounces, which was a 29% decrease from the fourth quarter of 2006. The decrease in gold production was directly attributable to fewer tonnes milled and lower grades. The decreased tonnage milled in the first quarter of 2007 was due to 13% fewer milling days during the first quarter of 2007 and due to mill downtime associated with repairs to the SAG motor. Throughput was limited by the size of the installed motor on the SAG mill. A new electronic drive has been purchased for the SAG mill and delivery is expected in the second quarter.

In the first quarter of 2007, 2 million tonnes were mined which was similar to production in the fourth quarter of 2006 despite 13% fewer mining days.

A liquid oxygen supply was installed during the third quarter of 2006 to resolve issues with sufficient oxygen available in leach circuit. A new PSA oxygen plant that arrived early in the quarter was being installed at the end of the quarter and is on track to be commissioned during May 2007.

Due to the under performance of the Mupane facility over the last few quarters, a review of all aspects of the operation began during the quarter. One of the initiatives undertaken in early April was the reorganization of the mining department, resulting in the day to day operations of the mining contractor coming under the direction and supervision of Mupane staff. Mine production and efficiency has improved as a result of this change.

Direct cash costs of $10.8 million in the first quarter of 2007 were less than the $12.5 million spent in the fourth quarter of 2006. Costs were lower due to decreased milling costs due to fewer tonnes milled. Gold Institute cash costs for the first quarter of 2007 were 20% higher than the fourth quarter of 2006 at $650 per ounce, and was a result of fewer ounces produced.

Capital expenditures for the first quarter of 2007 were $0.9 million. This was mainly spent on the purchase of the new oxygen plant and raising the tailings dam.

Rosebel Mine (IAMGOLD interest—95%)
Summarized Results
100% Basis

	2007	2006
	Q1	Q4(1)
Total material mined (000t)	7,205	5,382
Ore milled (000t)	1,522	1,173
Head grade (g/t)	1.0	1.1
Recovery (%)	89	92
Gold production - 100% (000 oz)	48	40
Gold sales - 100% (000 oz)	48	43
Gold revenue ($/oz)*	653	625
Direct cash costs ($/oz)**	440	358
Royalties ($/oz)**	63	58
Total cash cost ($/oz)**	503	416
GI cash cost ($/oz)**	505	416
(1) For the period November 8 to December 31, 2006.
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the first quarter of 2007, the Rosebel mine produced 48,000 ounces of gold at a Gold Institute cash cost of $505 per ounce. Production and costs were adversely affected by a three week strike at site. The mine workers accepted a three year labour agreement, on substantially the same terms as originally presented by the Company. Standby charges of approximately $1.7 million were incurred during the strike period resulting in cost increases on the order of $35 per ounce. Mining during the quarter took place in lower grade areas of the pits. The lower grade and resultant recovery contributed to a marginal increase in costs above budget levels excluding the impact of the strike.

During the quarter, the Company also announced a substantial increase in gold reserves and resources at the Rosebel operations. Reserves were increased from 3.2 to 3.8 million ounces, measured and indicated resources increased from 5.1 to 6.3 million ounces and inferred resources increased from 2.2 to 4.3 million ounces.

Capital expenditures amounted to $4.5 million during the first quarter of 2007.

Doyon Division (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2007	2006
	Q1	Q4(1)
Ore milled (000t)	147	114
Head grade (g/t)	6.8	6.7
Recovery (%)	96	96
Gold production - 100% (000 oz)	31	23
Gold sales - 100% (000 oz)	33	23
Gold revenue ($/oz)*	655	629
Direct cash costs ($/oz)**	508	403
Royalties ($/oz)**	56	48
Total cash cost ($/oz)**	564	451
Stockpile adjustment **	(55)	-
GI cash cost ($/oz)**	509	451
(1) For the period November 8 to December 31, 2006.
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the first quarter of 2007, the new copper flotation circuit was started up at the Doyon mill, one month ahead of schedule. Gold production was 31,000 ounces, however costs were higher due to seasonal factors. Winter is the highest cost season for Doyon and Gold Institute cash costs rose to $509 per ounce from the $451 incurred in the fourth quarter of 2006.

Capital expenditures amounted to $5.9 million during the first quarter of 2007 and consisted mainly of underground infrastructure and development and the Westwood project.

Westwood Project

The Westwood project is located 2.5 kilometers east of the Doyon mine. During the first quarter of 2007, the development of the exploration drift towards the Westwood deposit continued. During the quarter, the Company announced the discovery of a new mineralized zone adjacent to the Westwood deposit.

Sleeping Giant Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2007	2006
	Q1	Q4(1)
Ore milled (000t)	45	22
Head grade (g/t)	12.0	11.1
Recovery (%)	97	97
Gold production - 100% (000 oz)	17	8
Gold sales - 100% (000 oz)	17	8
Gold revenue ($/oz)*	655	629
Direct cash costs ($/oz)**	371	429
Total cash costs ($/oz)**	371	429
Stockpile adjustments ($/oz)**	(41)	17
GI cash cost ($/oz)**	330	446
(1) For the period November 8 to December 31, 2006.
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the first quarter of 2007, pillar recovery resulted in higher grade ore production with less dilution. Higher tonnages produced also resulted from improved efficiencies. Overall, Sleeping Giant had a very strong quarter producing 17,000 ounces at a Gold Institute cash cost of $330 per ounce.

During the first quarter of 2007, capital expenditures at Sleeping Giant totaled $0.1 million, principally related to underground exploration and deferred development.

Niobec Mine

Sales and production at the Niobec mine in the first quarter of 2007 were higher than the corresponding quarter of 2006. Higher production was the result of the optimization program initiated in 2005, and by higher head grades.

Operating cash flow during the quarter before working capital changes totaled $8.8 million as a result of higher prices and sales. Favorable market conditions will support current prices for the foreseeable future.

Investments in a new hoist and headframe were initiated in the quarter. These capital expenditures are being made in preparation for a shaft deepening program planned in 2008.

Omai Mine

The Omai open pit gold mine in Guyana was closed in September, 2005 following depletion of the reserves. During the first quarter of 2007, the Company assessed the potential for an underground operation at the site. Results of this assessment were negative. The Company is continuing to pursue other opportunities in the region. Closure activities associated with the depleted open pit mine continue.

Working Interests

	2007	2006
($000s)	Q1	Q1
Tarkwa	5,379	7,185
Damang	905	1,616
Earnings from working interests	6,284	8,801

The Company owns an 18.9% interest in each of two Ghanaian registered companies, Gold Fields Ghana Limited (“GFGL”) and Abosso Goldfields Limited (“Abosso”). GFGL holds the mining and exploration permits for the Tarkwa mine in Ghana while Abosso holds the permits for the Damang mine, also in Ghana. Gold Fields Limited (“Gold Fields”) owns a 71.1% interest in each of GFGL and Abosso and the Government of Ghana holds the remaining 10% interests in each mine. Gold Fields is the operator at both mines. In addition, the Company owns a 20.79% interest in the GFGL shareholder loans.

During the first quarter of 2007, earnings from working interests decreased by 29% from the first quarter of 2006 mainly as a result of higher costs and lower production. Production at the mines decreased 16% relative to the first quarter of 2006.

The Company’s share of amortization and depreciation expense recorded in the determination of the above earnings was $2.2 million (Q1 2006 - $2.3 million).

Tarkwa Mine (IAMGOLD interest - 18.9%)
Summarized Results
100% Basis

	2007	2006
	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	24,165	21,639	21,653	22,089	23,848
Capitalized waste mined
Teberebie pit cutback (000t)	4,569	4,596	2,712	1,327	3,192
Heap Leach:
Ore crushed (000t)	4,375	4,230	4,200	4,260	4,370
Head grade (g/t)	1.0	1.1	1.1	1.2	1.2
Gold stacked (000 oz)	141	154	152	166	161
Gold production (000 oz)	104	110	110	120	120
Mill:
Ore milled (000t)	1,519	1,350	1,330	1,110	1,300
Head grade (g/t)	1.6	1.7	1.5	1.7	1.7
Recovery (%)	97	97	97	97	97
Gold production (000 oz)	71	68	64	56	72
Total gold production & sales - 100% (000 oz)	174	179	174	176	192
Gold revenue ($/oz)*	650	611	623	626	552
Direct cash costs ($/oz)**	371	344	347	328	289
Production taxes ($/oz)**	19	18	19	19	17
Total cash cost ($/oz)**	390	363	366	347	306
Gold-in-process adjustments ($/oz)**	(15)	(23)	(3)	(8)	(2)
GI cash cost ($/oz)**	375	340	363	339	304
*	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production in the first quarter of 2007 at 104,000 ounces was 13% lower than production in the first quarter of 2006. Total operational tonnage mined was 1% higher in 2007 due to an expanded mining fleet. In addition, 4.6 million tonnes of capitalized waste was mined in the first quarter of 2007 versus 3.2 million tonnes in the same quarter of 2006. This capitalized waste is associated with the Teberebie pit.

Direct cash costs for the first quarter of 2007 were $64.6 million, which were higher than the $55.6 million recorded in the first quarter of 2006. The increase in cash costs was the result of higher fuel costs, cyanide and cement costs as well as the additional costs of power generation. Mining fleet maintenance has also increased which added to the cash costs.

Gold Institute cash costs of $375 per ounce in the first quarter of 2007 were 23% higher than the first quarter of 2006.

Capital expenditures were $21.0 million during the first quarter of 2007. The majority of the capital was spent on waste stripping at the Teberebie pit, expenditures associated with the CIL plant expansion and costs associated with the joint power generation project.

During the first quarter of 2007, Tarkwa did not make any cash distributions (Q1 2006 - $50 million) as all internal cash flow was retained to fund the mill expansion. Cash balances at Tarkwa as at March 31, 2007 were $32.4 million (December 31, 2006 - $20.8 million). Future cash distributions will be dependant on timing of expenditures for the mill expansion and the North Heap Leach Facility.

Damang Mine (IAMGOLD interest - 18.9%)
Summarized Results
100% Basis

	2007	2006
	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	4,371	5,411	5,087	4,262	4,176
Capitalized waste mined - Pit cut back (000t)	3,767	2,859	2,370	2,430	2,570
Ore milled (000t)	1,384	1,326	1,320	1,300	1,380
Head grade (g/t)	1.2	1.3	1.2	1.4	1.5
Recovery (%)	92	93	93	93	93
Gold production & sales - 100% (000 oz)	48	52	48	56	62
Gold revenue ($/oz)*	649	612	622	628	550
Direct cash costs ($/oz)**	443	434	406	342	317
Production taxes ($/oz)**	19	18	19	19	17
Total cash costs ($/oz)**	462	452	425	361	334
Gold-in-process adjustments ($/oz)**	4	7	23	(11)	11
GI cash cost ($/oz)**	466	459	448	350	345
*	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production in the first quarter of 2007 was 29% lower than production in the first quarter of 2006. The decrease in production is a direct result of lower milled grade and decreased recovery. Gold head grade to the plant was 20% lower during the first quarter of 2007 than the first quarter of 2006. The decrease in mill head grade is the result of the depletion of the Amoanda pit which provided higher grade fresh material to the mill in the first quarter 2006. The Damang main pit cutback has accessed higher grade fresh ore, but at lower volumes than were supplied by the Amoanda pit in 2006. To make up the difference in fresh ore volume, lower grade stockpile material was added to the mill feed. Operational tonnes mined increased by 5% in the first quarter of 2007 which was due to higher mining rates in the Tomento pits. The operating strip ratio increased marginally in the first quarter of 2007 to 4.4 from 3.6 in the first quarter of 2006.

Direct cash costs for the first quarter of 2007 were $21.5 million, which is higher than the $19.7 million recorded in the first quarter of 2006. Gold Institute cash costs increased to $466 per ounce in the first quarter of 2007 due to increased operating tonnage mined, the additional cost of on-site power generation, higher consumable costs and the decrease in gold production.

Capital expenditures were $9.0 million for the first quarter of 2007 versus $8.1 million in the first quarter of 2006. Most of the capital in the first quarter of 2007 was spent on the Damang Pit Cutback and raising the East tailings storage facility.

Damang did not make any profit distributions in the first quarter of 2007 (Q1 2006 - $10.0 million) as all funds were retained to finance the pit deepening. Cash balances at Damang as of March 31, 2007 were $17.1 million (December 31, 2006 - $17.3 million).

Royalty Interests

Revenues from royalty interests were $2.2 million in the first quarter of 2007 compared to $1.7 million in the first quarter of 2006. Royalty revenues are primarily derived from the Diavik royalty interest. Minor amounts were received in 2006 from the Magistral mine in Mexico from production resulting from the rinsing of the leach pads.

Exploration and Development

	2007	2006
($000’s)	Q1	Q4	Q3	Q2	Q1
Mine exploration
Capital	5,346	1,690	262	162	71
Expense	2,580	3,020	100	115	154
	7,926	4,710	362	277	225
Corporate exploration
Capital	6,113	4,366	2,332	3,183	923
Expense	3,253	5,016	3,094	2,425	1,289
	9,366	9,382	5,426	5,608	2,212
Total exploration
Capital	11,459	6,056	2,594	3,345	994
Expense	5,833	8,036	3,194	2,540	1,443
	17,292	14,092	5,788	5,885	2,437

During the quarter, significant changes were made to the structure of the exploration group in order to rationalize the Company’s exploration effort. The regional exploration offices in Argentina and Val d’Or will be closed along with the Perth, Australia office which previously hosted the exploration and project development groups.

Development Projects

Capitalized expenditures under corporate exploration in the above table include expenditures on the Quimsacocha, Caiman, La Arena and Buckreef projects.

Camp Caiman Project

The Camp Caiman gold project is located about 45 kilometres southeast of Cayenne, the capital city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. IAMGOLD holds a 30 square kilometre mining concession for the project, valid for a period of 25 years.

The Camp Caiman deposit contains probable mineral reserves of 12.3 million tonnes at a grade of 2.8 g/t Au, representing 1.1 million ounces of gold in situ. This reserve base has the potential of being further enhanced by regional exploration.

This project is awaiting approval for construction permits. The required public hearings occurred during the first quarter of 2007. Response to the permit application is expected no later than July.

La Arena

The La Arena gold project is located near Huamachuco, Peru, 480 kilometres northwest of Lima. IAMGOLD holds a 21,971 hectare mining concession pertaining to the project. The project consists of two adjacent deposits, an epithermal gold deposit and a copper gold porphyry deposit containing a measured and indicated resource of 139.7 million tonnes at a grade of 0.4 g/t Au representing 1.997 million ounces of gold and a copper grade of 0.35% representing 5.4 million tonnes of copper.

The prefeasibility study was completed in November 2006. This study is being reviewed internally with a determination on how to proceed expected during the third quarter. The exploration plan to be completed in the second quarter at La Arena consists of two drill rigs drilling 6,400 metres to increase the oxide gold resources.

Buckreef

The Buckreef gold project is located south of Geita, Tanzania within the Sarama Greenstone Belt. The project covers approximately 45 kilometres of strike length of the Rwamagaza Shear Zone. This deposit contains measured and indicated resources of 14 million tonnes at a grade of 2.2 g/t Au representing 934,200 ounces of gold.

Quimsacocha

The Quimsacocha project is located 40 kilometres southwest of Cuenca in southern Ecuador. IAMGOLD holds a 12,500 hectare mining concession for the project. The deposit contains an indicated resource of 33 million tonnes at a grade of 3.2 g/t Au representing 3.35 million ounces of gold. The prefeasibility study for this project has been initiated in conjunction with various other required studies. Exploration of targets outside the known resource continued in the quarter to further develop the resource. Results from this drilling are expected throughout 2007. The prefeasibility study is expected to be completed by the first quarter of 2008.

Assets Held for Sale

An agreement was reached on February 13, 2007 with Bosai Minerals Group Co. Ltd. (“Bosai”) with an effective date of December 31, 2006 whereby Bosai purchased the bauxite assets in a transaction that included the assumption of $17.7 million of third party debt by Bosai. The net proceeds from the sale of $28.5 million were received on March 21, 2007.

Corporate Administration

Corporate administration expenses in the first quarter of 2007 were $7.1 million (Q1 2006 - $2.6 million). The increase is primarily due to the acquisitions in 2006, of Gallery and Cambior which have resulted in a significant increase to corporate activities and staffing levels as the Company transforms into an operating company. Expenses in the first quarter of 2007 include $0.6 million (Q1 2006 - $0.5 million) of non-cash charges related to expensing of share options granted to employees.

Cash Flow

Operating cash flow was $16.7 million for the first quarter of 2007 compared to $21.8 million for the first quarter of 2006. The decrease in operating cash flow is a result of lower earnings and no dividends being received for Tarkwa and Damang during the first quarter of 2007.

Cash flow used in financing activities was $34.4 million in the first quarter of 2007 compared to $3.3 million in the first quarter of 2006. The decrease in financing cash flow is attributable to higher debt repayments of $15.3 million, higher dividend payment of $8.7 million and lower proceeds from share option exercises of $7.1 million.

During the first quarter of 2007, cash flow from investing activities was $26.5 million compared to cash flow from investing activities of $5.1 million for the first quarter of 2006. The increase in cash flow for the first quarter of 2007 is mainly a result of the closing of the sale of Bauxite operations and redemption of term deposits. This is mainly offset by increases in investments in mining and exploration activities.

Discretionary cash and short-term deposits decreased by $21.1 million during the first quarter of 2007 (Q1 2006 - increase of $20.8 million). Items that affect discretionary cash and are not presented in the Company’s cash flow relate to distributions received from the Company’s joint ventures and working interests and are as follows:
($000)	2007 Q1	2006 Q1
Tarkwa cash receipts (disbursements)	-	10,256
Damang cash receipts	-	1,890
Sadiola cash receipts	4,275	3,800
Yatela cash receipts, net of repayments to AngloGold Ashanti	-	9,640
	4,275	25,586

Liquidity and Capital Resources

The Company’s cash, short-term deposit and gold bullion position totaled $208.6 million as at March 31, 2007 with gold bullion valued at market. This amount coupled with expected credit facilities currently under negotiation provides the Company with a high level of liquidity and capital resources, more than sufficient to fund its known commitments.
Working Capital
	March 31, 2007	December 31, 2006
Working Capital ($000)	113,395	102,056
Current Ratio	1.7	1.5

Cash and Short Term Deposits
($000)	March 31, 2007	December 31, 2006
Discretionary cash and short term deposits	72,870	93,975
Joint venture cash	37,374	30,389
Total	110,244	124,364

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations. Cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines which equate to $6.1 million and $3.2 million respectively as at March 31, 2007 and $3.9 million and $3.3 million respectively as at December 31, 2006.

Gold Bullion

At March 31, 2007, the accumulated gold bullion balance was 148,704 ounces at an average cost of $330 per ounce for a total cost of $49.0 million. The market value of the bullion was $98.4 million using the March 31, 2007 gold price of $662 per ounce (December 31, 2006 - $94.0 million).

Credit Facility

Following the acquisition of Cambior on November 8, 2006, the Company assumed a credit facility consisting of a non-revolving term loan and a revolving credit facility.

The term loan balance outstanding as at March 31, 2007 was $14.5 million which take into consideration the scheduled repayment of $3.5 million during the first quarter of 2007.

The outstanding $14.0 revolving credit facility was also repaid during the first quarter of 2007. As at March 31, 2007, the $30.0 million revolving portion of the credit facility was unutilized except for $10.6 million in letters of credit issued to guarantee asset retirement obligations.

Gold Sales and Commitments

Risk Factors

IAMGOLD is subject to various financial and operational risks that could have a significant impact on profitability and levels of operating cash flow. Financial risks are related to commodity prices, currency and access to capital markets, and are described in the MD&A of the Company’s 2006 annual report.

The Company has a policy of not hedging its future gold production. As such, it is exposed to movement in gold prices.

As at March 31, 2007, the Company’s gold sales commitments assumed following the acquisition of Cambior were 39,365 ounces of gold to be delivered in 2007 at $350 per ounce and the estimated fair value of $12.5 million was recognized on the balance sheet as they are treated as non-hedge instruments. The change in market value during the first quarter of 2007 was included in the earnings statement as a non-hedge derivative loss totalling $1.3 million.

As at March 31, 2007, the Mupane sales contracts totalling 180,215 ounces of gold at a price of $403 per ounce, are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During the first quarter of 2007, 19,225 ounces of gold were delivered under these forward sales contracts.

The estimate fair value of the Company’s gold forward sales, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, was as follows:

($000)	March 31, 2007	December 31, 2006
Fair value of non-hedge derivatives (gold and foreign exchange) (Cambior)	12,514	16,409
Fair value of normal sales (Mupane)	51,895	53,040
Estimated mark-to-market value	64,409	69,449
Recognized on the balance sheet:
Non-hedge derivates (gold and foreign exchange) (Cambior)	12,514	16,409
Forward sales liability—Normal sales (Mupane)	40,862	44,785
	53,376	61,194
Off-balance sheet—net fair value of forwards	11,033	8,255

The Company also had 25,000 ounces of gold receivable as at March 31, 2007, valued at $16.5 million related to the prior disposal of a project. The gain resulting from the change in the market price for the gold receivable during the first quarter of 2007 was $0.8 million.

Disclosure

As of the end of the first quarter of 2007 of IAMGOLD, an evaluation was carried out under the supervision of and with the participation of IAMGOLD’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of disclosure controls and procedures were effective as of March 31, 2007, the end of the period covered by this report, to ensure that material information relating to IAMGOLD and its consolidated subsidiaries would be made known to them by others within those entities.

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Changes in Canadian Accounting Policies

Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, IAMGOLD adopted the new CICA accounting standards related to: Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments—Recognition and Measurement”, and Section 3865, “Hedges”.

Section 3855 “Financial Instruments—Recognition and Measurement”

Financial assets must be classified into one of the four following categories:
•	Held-to-maturity investments (measured at cost);
•	Loans and receivables (measured at amortized cost);
•	Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
•
Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Section 1530 “Comprehensive Income”

According to Section 1530, comprehensive income is defined as net earnings and other comprehensive income and represents all changes in equity during a period, from transactions and events from non-owners sources. Accumulated other comprehensive income will include the unrealized gains/losses on the translation of self-sustaining foreign operations and unrealized gains/losses on financial assets which are classified as available-for-sale and unrealized gains/losses on cash flow hedges.

Impact:
On January 1, 2007, these changes in accounting policies required the following adjustments:

($000)	Balance December 31, 2006	Adjustments	Balance January 1, 2007
	$	$	$
Assets
Other long-term assets—Debenture receivable	2,000	280	2,280
Other long-term assets—Marketable securities	9,379	2,310	11,689
Other long-term assets—Gold receivable	15,281	(42)	15,239
Other long-term assets—Embedded derivative	-	148	148
Liabilities
Future income and mining tax liability	185,015	199	185,214
Shareholders’ equity Comprehensive income
Retained earnings	108,932	106	109,038
Cumulative translation adjustment	(4,836)	4,836	-
Other comprehensive loss	-	(2,445)	(2,445)

Marketable securities and debenture receivable are classified as available-for-sale assets and are measured at fair value using the last quoted price when available or a valuation technique such as the Black-Scholes pricing model. Unrealized gains or losses are reported as a separate component of other comprehensive income. When realized, they are recorded in net earnings.

Gold receivable is considered a hybrid instrument composed of a receivable and an embedded derivative that must be accounted for separately. The receivable is accounted for as an interest bearing receivable, with accrued interest charged to earnings. The embedded derivative is marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings under “non-hedge derivative gain or loss”.

Long-term debt is accounted for at amortized cost, using the effective interest method which did not have any impact on its carrying value on the adoption date.

Adjustments to future income and mining tax liability reflect the tax impact of the previous adjustments.

During the first quarter of 2007, a decrease, net of income tax, in the fair value of marketable securities and debenture totalling $1.1 million was reflected in “Accumulated other comprehensive loss”. An unrealized gain on translation of the net investment in self-sustaining foreign operations totaling $1.6 million was classified as an item under other comprehensive income. The increase of the gold receivable embedded derivatives totalling $0.8 million was accounted for as a non-hedge derivative gain in the statement of earnings.

Stripping Costs

EIC-160 - “Stripping Costs Incurred in the Production Phase of a Mining Operation” requires that stripping costs be expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Any capitalized stripping costs or any opening existing balance should be amortized over the reserves that directly benefit from the stripping activity on a units of production basis. The application of this accounting treatment began on January 1, 2007 and was applied on a prospective basis.

There are capitalized stripping costs related to Yatela mine for which a pit cutback of the main pit was approved in 2006. As a result of the pit deepening, the life of Yatela will be extended to 2010 rather than closing in 2007 as previously planned. Amortization is based on the estimated additional reserves of the pit deepening using the units-of-production method.

Reconciliation of capitalized stripping costs for the first quarter of 2007 is as follows:

($000)	$
Beginning balance	9,459
Stripping costs capitalized	3,462
Amortization	(635)
Ending balance	12,286

Forward Looking Statements

Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others; economic, business and political conditions, decreases in the market, the price of gold, hazards associated with mining, labour disruptions, changes in government, exchange rates, currency devaluations; inflation and other macro-economic factors. These forward looking statements speak only as of the date of this document.

The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

US Investors Should Note

The US Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

As at May 14, 2006, the number of shares issued and outstanding of the Corporation was 293,030,577.

The Corporation’s auditors have not reviewed the contents of this MD&A or the accompanying financial statements.

FOR FURTHER INFORMATION CONTACT:

Joseph F. Conway
President & Chief Executive Officer

Grant A. Edey
Chief Financial Officer

Tel: (416) 360-4710
North America Toll-Free: 1 (888) IMG-9999
Fax: (416) 360-4750

Please note:

This entire press release may be accessed via fax, email, IAMGOLD’s website at www.iamgold.com and through CCN Matthews’ website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s email press release list, please contact us at info@iamgold.com.

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Performance Measures

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in order to provide investors with information about the cash generating capabilities and profitability of the Company’s mining operations and comparability to other gold producers. The Company reports total cash cost per ounce wherein the cash cost equals the sum of operating costs inclusive of production-based taxes and management fees. The Company also reports Gold Institute (“GI”) cash cost per ounce data in accordance with the Gold Institute Standard, which the Company believes most gold producers follow. GI cash cost equals total cash cost, as described previously, adjusted for the inclusion of certain cash costs incurred in prior periods relating to current period production or the exclusion of certain cash costs incurred in the current period related to future production such as stockpiling, gold in process and stripping costs. These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

(in $000's except where noted)	2007	2006
	Q1	Q1	Q2	Q3	Q4
Net earnings from mining operations
100% Owned Mine
Rosebel	1,650	-	-	-	(1,063)
Doyon	3,227	-	-		2,157
SleepingGiant	1,900	-	-	-	(439)
Mupane	(6,230)	-	871	(1,351)	(2,441)
Joint ventures:
Sadiola	4,791	4,463	10,545	9,734	10,280
Yatela	10,624	8,543	13,695	5,197	8,236
Working Interests:
Tarkwa	5,378	7,185	5,963	4,813	5,505
Damang	905	1,616	2,049	944	798
As per segmented info note to FS	22,245	21,807	33,123	19,337	23,033

Rosebel
Gold revenue	31,236	-	-	-	26,974
Mining costs:
Total cash costs	(24,065)	-	-	-	(16,654)
By-product credit	33	-	-	-	51
Gold Institute cash costs	(24,032)	-	-	-	(16,603)
Change in bullion inventory	(30)	-	-	-	(3,083)
Exploration expensed	(358)	-	-	-	(241)
Foreign exchange and interest	(621)	-	-	-	(530)
Other non-cash adjustments	(36)	-	-	-	(23)
	(1,045)	-	-	-	(3,877)
Mining Costs	(25,077)	-	-	-	(20,480)
	6,159	-	-	-	6,494
Depreciation and depletion	(5,407)	-	-	-	(4,220)
(Income taxes) recovery	1,006	-	-	-	(3,127)
Non-controlling interest	(107)	-	-	-	(210)
Net Earnings	1,651	-	-	-	(1,063)
Gold production - 100% (000 oz)	48	-	-	-	40
Gold production - 95% (000oz)	46	-	-	-	38
Cash Costs per oz	505	-	-	-	416
GI cash costs (US$/oz)	505	-	-	-	416

(in $000's except where noted)	2007	2006
	Q1	Q1	Q2	Q3	Q4
Doyon
Gold revenue	21,562	-	-	-	14,267
Mining costs:	-	-	-	-
Total cash costs	(17,666)	-	-	-	(10,568)
By-product credit	279	-	-	-	162
Stockpile movement	1,691	-	-	-	4
Gold Institute cash costs	(15,696)	-	-	-	(10,402)
Change in bullion inventory	(811)	-	-	-	80
Exploration expensed	2	-	-	-	(886)
Foreign exchange and interest	(158)	-	-	-	(90)
Other non-cash adjustments	(352)	-	-	-	(212)
	(1,319)	-	-	-	(1,108)
Mining costs	(17,015)	-	-	-	(11,510)
	4,547	-	-	-	2,757
Depreciation and depletion	(1,232)	-	-	-	(469)
(Income taxes) recovery	(88)	-	-	-	(131)
Net Earnings	3,227	-	-	-	2,157
Gold production (000 oz)	31	-	-	-	23
Cash Costs per oz	564	-	-	-	451
GI cash costs (US$/oz)	509	-	-	-	451

Sleeping Giant
Gold revenue	11,326	-	-	-	4,685
Mining costs:
Total cash costs	(6,525)	-	-	-	(3,216)
By-product credit	213	-	-	-	95
Stockpile movement	693	-	-	-	(132)
Gold Institute cash costs	(5,619)	-	-	-	(3,253)
Change in bullion inventory	(120)	-	-	-	(110)
Exploration expensed	(171)
Foreign exchange and interest	8	-	-	-	(47)
Other non-cash adjustments	(98)	-	-	-	(23)
	(381)	-	-	-	(180)
Mining costs	(6,000)	-	-	-	(3,433)
	5,326	-	-	-	1,252
Depreciation and depletion	(3,150)	-	-	-	(1,638)
(Income taxes) recovery	(276)	-	-	-	(53)
Net Earnings	1,900	-	-	-	(439)
Gold production (000 oz)	17	-	-	-	8
Cash Costs per oz	381	-	-	-	429
GI cash costs (US$/oz)	341	-	-	-	446

(in $000's except where noted)	2007	2006
	Q1	Q1	Q2	Q3	Q4
Mupane
Gold revenue	11,658	-	14,351	12,595	12,017
Mining costs:
Total cash costs	(11,462)	-	(9,602)	(9,902)	(12,539)
Non Gold Revenue	119
Stockpile movement	251	-	801	217	(207)
Gold Institute cash costs	(11,092)	-	(8,801)	(9,685)	(12,746)
Change in bullion inventory	(1,083)	-	(678)	(236)	1,332
Exploration expensed	(159)	-	(60)	(90)	(128)
Foreign exchange and interest	70	-	(110)	(97)	23
Other non-cash adjustments	(73)	-	-	-	-
	(1,245)	-	(848)	(423)	1,227
Mining costs	(12,337)	-	(9,649)	(10,108)	(11,519)
	(679)	-	4,702	2,487	498
Depreciation and depletion	(5,052)	-	(4,243)	(3,648)	(4,453)
Other Expenses(Income)	(500)	-	-	-	-
(Income taxes) recovery	-	-	412	(190)	1,514
Net Earnings	(6,231)	-	871	(1,351)	(2,441)
Gold production (000 oz)	17	-	22	19	24
Cash Costs per oz	664	-	431	531	529
GI cash costs (US$/oz)	650	-	395	519	538

Sadiola (38% proportionate share):
Gold revenue	21,979	23,361	31,143	30,145	29,627
Mining costs:
Total cash costs	(15,254)	(13,442)	(15,212)	(14,123)	(17,148)
By product credit	23
Stockpile movement	2,283	1,897	1,946	1,204	2,746
Gold in process	101	-	-	574	(150)
Gold Institute cash costs	(12,847)	(11,545)	(13,266)	(12,345)	(14,552)
Change in bullion inventory	(713)	21	299	(264)	410
Exploration expensed	(1)	(145)	(53)	(9)	(3)
Foreign exchange and interest	180	(1,456)	439	161	1,565
Other non-cash adjustments	(43)	25	24	21	536
	(577)	(1,555)	709	(91)	2,508
Mining costs	(13,424)	(13,100)	(12,557)	(12,436)	(12,044)
	8,555	10,261	18,586	17,709	17,583
Depreciation and depletion	(1,619)	(2,521)	(3,113)	(2,786)	(3,223)
(Income taxes) recovery	(2,148)	(3,277)	(4,928)	(5,189)	(4,080)
Net Earnings	4,788	4,463	10,545	9,734	10,280
Gold production - 100% (000 oz)	83	111	136	121	131
Gold production - 38% (000 oz)	31	42	52	46	50
Cash Costs per oz	488	318	295	307	345
GI cash costs (US$/oz)	412	273	257	269	293

(in $000's except where noted)	2007	2006
	Q1	Q1	Q2	Q3	Q4
Yatela (40% proportionate share):
Gold revenue	23,529	19,390	25,034	20,914	20,462
Mining costs:
Total cash costs	(5,151)	(7,775)	(9,487)	(8,918)	(10,153)
By product credit	24
Cash cost adjustments:
Stockpile movement	25	1,175	835	250	(152)
Gold in process	(1,234)	738	1,163	(1,803)	510
Deferred stripping	-	(939)	(1,174)	2,408	1,799
	(1,209)	974	824	855	2,157
Gold Institute cash costs	(6,336)	(6,801)	(8,663)	(8,063)	(7,996)
Change in bullion inventory	(304)	(531)	-	-	304
Exploration expensed	-	(8)	(3)	-	-
Foreign exchange and interest	220	(358)	1,582	(205)	86
Other non-cash adjustments	(162)	176	190	191	184
	(246)	(721)	1,769	(14)	574
Mining costs	(6,582)	(7,522)	(6,894)	(8,077)	(7,422)
	16,947	11,868	18,140	12,837	13,040
Depreciation and depletion	(1,114)	(3,584)	(4,288)	(3,744)	(1,008)
(Income taxes) recovery	(5,209)	259	(157)	(3,896)	(3,796)
Net Earnings	10,624	8,543	13,695	5,197	8,236
Gold production - 100% (000 oz)	88	82	100	84	85
Gold production - 40% (000 oz)	35	33	40	34	34
Cash Costs per oz	244	236	238	265	298
GI cash costs (US$/oz)	211	207	217	239	234

Tarkwa (18.9% proportionate share):
Gold revenue	21,415	20,079	20,835	20,455	20,652
Mining costs:
Total cash costs	(12,851)	(11,110)	(11,555)	(12,020)	(12,262)
Gold in process	513	65	280	121	756
Gold Institute cash costs	(12,338)	(11,045)	(11,275)	(11,899)	(11,506)
Change in bullion inventory	-	-	-	-	-
Interest and other income	(11)	(33)	40	(198)	62
Other non-cash adjustments	-	-	-	-	-
	(11)	(33)	40	(198)	62
Mining costs	(12,349)	(11,078)	(11,235)	(12,097)	(11,444)
	9,066	9,001	9,600	8,358	9,208
Depreciation and depletion	(1,904)	(1,984)	(1,776)	(1,862)	(1,876)
(Income taxes) recovery	(1,784)	168	(1,861)	(1,683)	(1,827)
Net Earnings	5,378	7,185	5,963	4,813	5,505

Gold production - 100% (000 oz)	174	192	176	174	179
Gold production - 18.9% (000 oz)	33	36	33	33	34
Cash Costs per oz	390	306	347	366	363
GI cash costs (US$/oz)	375	304	339	363	340

(in $000's except where noted)	2007	2006
	Q1	Q1	Q2	Q3	Q4
Damang (18.9% proportionate share):
Gold revenue	5,947	6,447	6,611	5,699	5,971
Mining costs:
Total cash costs	(4,235)	(3,916)	(3,805)	(3,897)	(4,407)
Gold in process	(37)	(128)	115	(209)	(70)
Gold Institute cash costs	(4,272)	(4,044)	(3,690)	(4,106)	(4,477)
Exploration expensed	(142)	(57)	(101)	(65)	(28)
Interest income (expense)	(17)	19	146	5	13
Other non-cash adjustments	-	-	-	-	-
	(159)	(38)	45	(60)	(15)
Mining costs	(4,431)	(4,082)	(3,645)	(4,166)	(4,492)
	1,516	2,365	2,966	1,533	1,479
Depreciation and depletion	(291)	(278)	(268)	(247)	(316)
(Income taxes) recovery	(321)	(471)	(649)	(341)	(365)
Net Earnings	904	1,616	2,049	945	798

Gold production - 100% (000 oz)	48	62	56	48	52
Gold production - 18.9% (000 oz)	9	12	11	9	10
Cash Costs per oz	462	334	361	425	452
GI cash costs (US$/oz)	466	345	350	448	459

Total mining operations
Gold revenue	-	69,277	97,974	89,808	134,655
By-product credits	-	-	-	-	309
Revenue	148,653	69,277	97,974	89,808	134,964
Mining costs:
Total cash costs	(97,209)	(36,243)	(49,661)	(48,860)	(86,947)
Total cash adjustments	4,978	2,808	3,966	2,762	5,412
Gold Institute cash costs	(92,231)	(33,435)	(45,695)	(46,098)	(81,535)
Other	(4,982)	(2,347)	1,715	(786)	(809)
Mining costs	(97,213)	(35,782)	(43,980)	(46,884)	(82,344)
Mining costs - OMAI	(2,097)	-	-	-	(2,259)
By-product credits	-	-	-	-	(309)
Mining costs	(99,310)	(35,782)	(43,980)	(46,884)	(84,912)
	49,343	33,495	53,994	42,924	50,052
Depreciation	(19,769)	(8,367)	(13,688)	(12,287)	(17,203)
Income taxes	(8,819)	(3,321)	(7,183)	(11,299)	(11,865)
Non-controlling interest	(607)				(210)
Net earnings from all mines	20,148	21,807	33,123	19,338	20,774
Attributable Production (000 oz)	221	123	158	140	219
Weighted average total cash costs per	453	294	315	348	389
ounce ($/oz)
Weighted average Gold Institute cash	423	271	290	329	369
costs per ounce ($/oz)

Consolidated Balance Sheets
(Unaudited)
(United States Dollars in 000s)

	March 31, 2007	December 31, 2006
	$	$
ASSETS
Current Assets:
Cash and cash equivalents (note 4)	110,204	101,500
Short term deposits (note 4)	40	22,864
Gold bullion (market value $98,405; December 31, 2006 $93,981) (note 5)	49,012	49,012
Receivables and other	62,835	65,942
Inventories	64,632	61,325
Current assets held for sale (note 3)	-	17,924
	286,723	318,567
Other long-term assets	92,272	83,844
Working interests	93,370	87,086
Royalty interests	38,619	39,786
Mining assets	1,039,065	956,359
Exploration and development	211,140	294,893
Goodwill	453,842	464,975
Long-term assets held for sale (note 3)	-	33,166
	2,215,031	2,278,676
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	118,402	119,741
Dividends payable	-	17,570
Current portion of long-term liabilities	49,926	69,960
Current liabilities relating to assets held for sale (note 3)	-	9,240
	168,328	216,511
Long-term liabilities:
Long-term debt	9,772	9,625
Future income and mining tax liability	170,652	185,015
Asset retirement obligations	39,647	39,933
Accrued benefit liability	9,198	6,321
Long-term portion of forward sales liability	24,003	28,346
Long-term liabilities relating to assets held for sale (note 3)	-	15,862
	253,272	285,102
Non-controlling interest	3,819	3,712
Shareholders' equity:
Common shares (note 7)	1,627,909	1,625,994
Stock-based compensation	19,241	19,153
Warrants	24,403	24,403
Share purchase loans	(298)	(295)
Retained earnings	120,323	108,932
Accumulated other comprehensive loss (note 8)	(1,966)
Cumulative translation adjustment	-	(4,836)
	1,789,612	1,773,351
	2,215,031	2,278,676
See accompanying notes to the consolidated financial statements.

Consolidated Statements of Earnings
(Unaudited)
(United States Dollars in 000s, except per share data)

Three months ended March 31	2007	2006
	$	$
Revenues	146,358	44,481
Expenses:
Mining costs	98,346	20,622
Depreciation, depletion and amortization	23,439	7,003
	121,785	27,625
	24,573	16,856
Earnings from working interests	6,284	8,801
	30,857	25,657
Other expenses (income):
Corporate administration	7,132	2,646
Exploration and development	3,253	1,289
Foreign exchange	888	174
Investment income	(858)	(452)
Non-hedge derative loss	524	-
Non-controlling interest	107	-
	11,046	3,657
Earnings before income and mining taxes	19,812	22,000
Income and mining taxes (recovery):
Current taxes	7,980	3,129
Future taxes	547	(980)
	8,527	2,149
Net earnings	11,285	19,851
Weighted average number of common shares
outstanding (000's)
Basic	292,797	151,872
Diluted	294,650	152,757
Basic and diluted net earnings per share	0.04	0.13
See accompanying notes to the consolidated financial statements.

Consolidated Statements of Retained Earnings
(Unaudited)
(United States Dollars in 000s)

Three months ended March 31	2007	2006
	$	$
Retained earnings, beginning of period	108,932	42,397
Change in accounting policy related to financial instruments (note 1)	106	-
Restated balance, beginning of period	109,038	42,397
Net earnings	11,285	19,851
Retained earnings, end of period	120,323	62,248

Consolidated Statement of Comprehensive Income
(Unaudited)
(United States Dollars in 000s)

Three months ended March 31	2007	2006
	$	$
Net earnings	11,285	19,851

Other comprehensive loss, net of tax:
Cumulative translation adjustment
Unrealized gain on translation of the net investment in self-sustaining foreign activities	1,595	-

Change in unrealized gains (losses) on available-for-sale financial assets
Unrealized loss on available-for-sale financial assets-debenture receivable	(360)	-
Unrealized loss on available-for-sale financial assets-marketable securities	(883)	-
Income tax	127	-
	(1,116)	-
Total other comprehensive income, net of tax	479	-
Comprehensive income	11,764	19,851

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows
(Unaudited)
(United States Dollars in 000s)

Three months ended March 31	2007	2006
	$	$
Operating activities:
Net earnings	11,285	19,851
Items not affecting cash:
Earnings from working interests, net of dividends	(6,284)	(2,929)
Depreciation, depletion and amortization	23,589	7,037
Amortization of forward sales liability	(3,923)
Future income and mining taxes	547	(980)
Stock-based compensation	578	496
Gain on non-hedge derivatives and other assets	(4,713)	-
Unrealized foreign exchange losses (gains)	(391)	169
Accretion expenses - asset retirement obligations, net of disbursements	719	92
Non-controlling interest	107	-
Change in non-cash current working capital	6,074	5,715
Change in non-cash long-term working capital	(10,936)	7,657
	16,652	21,794
Financing activities:
Issue of common shares, net of issue costs	1,376	8,537
Dividends paid	(17,570)	(8,870)
Repayment of long-term debt	(18,254)	(2,975)
	(34,448)	(3,308)
Investing activities:
GGL transaction costs, net of cash acquired (note 2)	-	(2,146)
Mining assets	(18,878)	(661)
Exploration and development	(6,113)	(923)
Note receivable	-	2,151
Distributions received from working interests	-	6,275
Short term deposits	22,824	488
Gold bullion royalties	-	(12)
Other assets	31	(56)
Proceeds from disposal of assets (note 3)	28,636	-
	26,500	5,116
Net increase in cash and cash equivalents	8,704	23,602
Cash and cash equivalents, beginning of period	101,500	45,534
Cash and cash equivalents, end of period	110,204	69,136

Supplemental cash flow information:
Interest paid	747	746
Income taxes	2,879	3,129

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
(Unaudited. All amounts are in United States Dollars except where otherwise indicated; amounts in tables are in thousands of US dollars.)

For the quarter ended March 31, 2007

The interim consolidated financial statements of IAMGOLD Corporation (“IAMGOLD” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada, except they do not contain all the disclosures as required for annual financial statements. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2006. The results of operations for the first quarter of 2007 are not necessarily indicative of the results to be expected for the full year.

1. Changes in Canadian Accounting Policies

(a) Financial Instruments, Comprehensive Income and Hedges:

Effective January 1, 2007, IAMGOLD adopted the new CICA accounting standards related to: Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments—Recognition and Measurement”, and Section 3865, “Hedges”.

Section 3855 “Financial Instruments—Recognition and Measurement”

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets must be classified into one of the four following categories:
•	Held-to-maturity investments (measured at cost);
•	Loans and receivables (measured at amortized cost);
•	Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
•
Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Section 1530 “Comprehensive Income”:

According to Section 1530, comprehensive income is defined as net earnings and other comprehensive income and represents all changes in equity during a period, from transactions and events from non-owners sources. Accumulated other comprehensive income will include unrealized gains and losses on the translation of self sustaining foreign operations and unrealized gains/losses on financial assets which are classified as available-for-sale and unrealized gains/losses on cash flow hedges.

Impact:

On January 1, 2007, these changes in accounting policies required the following adjustments:

($000)	Balance December 31, 2006		Adjustments	Balance January 1, 2007
		$	$	$
Assets
Other long-term assets—Debenture receivable	2,000		280	2,280
Other long-term assets—Marketable securities	9,379		2,310	11,689
Other long-term assets—Gold receivable	15,281		(42)	15,239
Other long-term assets—Embedded derivative	-		148	148
Liabilities
Future income and mining tax liability	185,015		199	185,214
Shareholders’ equity Comprehensive income
Retained earnings	108,932		106	109,038
Cumulative translation adjustment	(4,836)		4,836	-
Other comprehensive loss	-		(2,445)	(2,445)

Marketable securities and debenture receivable are classified as available-for-sale assets and are measured at fair value using the last quoted price when available or a valuation technique such as the Black-Scholes pricing model. Unrealized gains or losses are reported as a separate component of other comprehensive income. When realized, they are recorded in net earnings.

Gold receivable is considered a hybrid instrument composed of a receivable and an embedded derivative that must be accounted for separately. The receivable is accounted for as an interest bearing receivable, with accrued interest charged to earnings. The embedded derivative is marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings under “non-hedge derivative gain or loss”.

Long-term debt is accounted for at amortized cost, using the effective interest method which did not have any impact on its carrying value on the adoption date.

Adjustments to future income and mining tax liability reflect the tax impact of the previous adjustments.

During the first quarter of 2007, a decrease, net of income tax, in the fair value of marketable securities and debenture totalling $1,116,000 was reflected in “Accumulated other comprehensive loss”. An unrealized gain on translation of the net investment in self-sustaining foreign operations totalling $1,595,000 was classified as an item under other comprehensive income. The increase of the gold receivable embedded derivatives totalling $760,000 was accounted for as a non-hedge derivative gain in the statement of earnings.

(b) Stripping Costs:

EIC-160 - “Stripping Costs Incurred in the Production Phase of a Mining Operation” requires that stripping costs be expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Any capitalized stripping costs or any opening existing balance should be amortized over the reserves that directly benefit from the stripping activity on a units of production basis. The application of this accounting treatment began on January 1, 2007 and was applied on a prospective basis.

There are capitalized stripping costs related to the Yatela mine for which a pit cutback of the main pit was approved in 2006. As a result of the deepening of the pit, the life of Yatela will be extended to 2010 rather than closing in 2007 as previously planned. Amortization is based on the estimated additional reserves of the pit deepening using the units-of-production method.

Reconciliation of capitalized stripping costs for the first quarter of 2007 is as follows:

$
Beginning balance	9,459
Stripping costs capitalized	3,462
Amortization	(635)
Ending balance	12,286

(c)	Future Accounting Changes:

Financial instruments—disclosures and presentation:

The CICA issued new accounting standards: 3862—Financial instruments - disclosures, and 3863—Financial instruments - presentation which will be effective for IAMGOLD on January 1, 2008. The new sections replace Section 3861—Financial instruments - disclosure and presentation, and require the disclosure of additional qualitative and quantitative information that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: 1535—Capital disclosures which will be effective for IAMGOLD on January 1, 2008. Section 1535 specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

2. Acquisitions:

Gallery Gold Limited:

On March 22, 2006, the Company acquired all of the issued and outstanding shares of Gallery Gold Limited (“GGL”). The purchase price has been determined to be $202,329,000, including acquisition expenses of $2,479,000 and the purchase of GGL common share options for $2,402,000.

Cambior Inc.:

On November 8, 2006, the Company acquired all of the issued and outstanding shares of Cambior. The purchase price has been determined to be $1,104,704,000, including acquisition costs of $4,634,000.

Changes to Purchase Price Allocation:

The allocation of the fair values of the consideration paid for both transactions to the fair values of the identifiable assets and liabilities on the respective closing dates are set out below. The Company retained outside specialists to assist in determining the final allocations for GGL.

FAIR VALUE	GGL (Final )	Cambior (Preliminary )	Total
	$	$	$
Assets acquired and liabilities assumed:
Cash and cash equivalents	971	7,183	8,154
Mining assets	123,874	879,201	1,003,075
Exploration and development	99,775	94,774	194,549
Other assets	20,472	99,807	120,279
Net assets held for sale	-	26,343	26,343
Goodwill	62,837	329,190	392,027
Current liabilities	(11,186)	(94,335)	(105,521)
Long-term debt	(16,589)	(33,716)	(50,305)
Forward sales liability	(59,711)	(16,205)	(75,916)
Asset retirement obligations	(2,791)	(38,380)	(41,171)
Accrued benefit liabilities	-	(9,829)	(9,829)
Future income and mining tax liabilities	(15,323)	(135,827)	(151,150)
Non-controlling interest	-	(3,502)	(3,502)
	202,329	1,104,704	1,307,033
Consideration paid:
Issue of 26,221,468 common shares of the Company	197,448	-	197,448
Issue of 116,258,765 common shares of the Company	-	1,062,605	1,062,605
Settlement of GGL common share options(a)	2,402	-	2,402
Issue of 2,428,873 IAMGOLD equivalent options(b)	-	13,062	13,062
Issue of warrants equivalent to 8,400,000 IAMGOLD shares	-	24,403	24,403
Transaction costs	2,479	4,634	7,113
	202,329	1,104,704	1,307,033

(a) The GGL common share options were valued using their intrinsic value and were repurchased immediately.

(b) The equivalent options granted upon the acquisition of Cambior were valued at their fair value using the Black-Scholes option-pricing model taking into account the initial expected life, a risk free interest rate of 4%, a volatility of 37% and a dividend yield of 0.7%.

3. Assets held for sale

Bauxite Operations

On February 13, 2007, the Company announced that it had concluded an agreement for the sale of its 70% equity interest in Omai Bauxite Mining Inc. (“OBMI”) and its 100% equity interest in Omai Services Inc. (“OSI”). The effective date of the agreement was December 31, 2006. Assets and liabilities related to OBMI and OSI have been classified as assets and liabilities held for sale and the statement of cash flows separately disclosed the cash flows attributable to discontinued operations. The fair value of OBMI and OSI was considered in the purchase equation of Cambior (note 2) and revised with the receipt of $28,451,000 from the purchaser on March 21, 2007.

4. Cash and Cash Equivalents:

	March 31, 2007	December 31, 2006
	$	$
Corporate	72,830	71,111
Joint ventures	37,374	30,389
	110,204	101,500

5.Gold Bullion:

		March 31, 2007	December 31, 2006
Ounces held	(oz)	148,704	148,704
Weighted average acquisition cost	($/oz)	330	330
Acquisition cost	($)	49,012	49,012
Spot price for gold	($/oz)	662	632
Market value	($)	98,405	93,981

6. Long-term debt:

Following the acquisition of Cambior on November 8, 2006, the Company assumed a credit facility consisting of a non-revolving term loan and a revolving credit facility.

After a scheduled repayment of $3,500,000 in the first quarter, the outstanding balance of the term loan at the end of the first quarter was $14,500,000.

For the revolving portion of the credit facility, the year end outstanding balance of $14,028,000 was fully repaid during the first quarter of 2007. As at March 31, 2007, the $30,000,000 revolving portion of the credit facility was unutilized except for $10,556,000 in letters of credit issued to guarantee asset retirement obligations.

7. Share Capital:

(a) Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

	Number of Shares	Amount
		$
Issued and outstanding, December 31, 2006	292,559,957	1,625,994
Exercise of options	366,704	1,500
Share purchase plan	5,613	50
Share bonus plan	43,091	365
Issued and outstanding, March 31, 2007	292,975,365	1,627,909

(b)	Share options:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants.

A summary of the status of the Company’s share option plan as of March 31, 2007, and changes during the first quarter then ended is presented below. All exercise prices are denominated in Canadian dollars. The exchange rate at March 31, 2007 and December 31, 2006 were 1.1546 and 1.1654 respectively.

	First Quarter ended March 31, 2007
	Options	Weighted average exercise price ($C	)

Outstanding, December 31, 2006	5,685,495	7.66
Granted	1,695,500	10.09
Exercised	(366,704)	4.39
Forfeited	(10,000)	9.93
Outstanding, March 31, 2007	7,004,291	8.41
Exercisable, March 31, 2007	3,750,458	6.91

The Company expenses the fair value of all stock-based compensation granted. During the first quarter of 2007 $417,000 (first quarter of 2006 - $445,000) was recorded as compensation expense.

The fair value of the options granted during the first quarter of 2007 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions. The expected life of these options is five years and the estimated fair value will be expensed over the options’ vesting period of four years.

2007
Risk free interest rate	4%
Volatility	37%
Dividend	1%

(c)	Share purchase plan:
The existing share purchase plan was terminated on December 31, 2006, and replaced by a new share purchase plan whereby the Company will contribute 75% of the participant’s contribution towards the purchase of shares on the open market. Common shares purchased under the plan are restricted until December of each year. During the first quarter of 2007, 5,613 shares were issued for $50,000 under the terminated plan relating to shares issuable and expensed at December 31, 2006.

	First quarter ended March 31
	2007	2006
	$	$
Stock based compensation	-	31

(d)	Share bonus plan:

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded.

2007
Number of shares
Outstanding, January 1, 2007	85,092
Restricted common shares granted	111,800
Issued	(43,091)
Outstanding, March 31, 2007	153,801

	First quarter ended March 31,
	2007	2006
	$	$
Stock based compensation	161	101

(e)	Warrants:

On acquisition of Cambior, 20,000,000 warrants were issued, exercisable for 8,400,000 shares at a price of C$8.93 each. These warrants expire August 12, 2008.

(f)	Earnings per share:

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Basic earnings per share computation:

	First Quarter ended March 31,
	2007	2006
	$	$
Numerator:
Net earnings	11,285	19,851
Denominator (000’s):
Average common shares outstanding	292,797	151,872
Basic earnings per share ($ per share)	0.04	0.13
Diluted earnings per share computation:
	First Quarter ended March 31,
	2007	2006
	$	$
Numerator:
Net earnings	11,285	19,851
Denominator (000’s):
Average common shares outstanding	292,797	151,872
Dilutive effect of employee stock options	1,238	885
Dilutive effect of warrants	615	-
Total average common shares outstanding	294,650	152,757
Diluted earnings per share ($ per share)	0.04	0.13

Stock options excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	March 31, 2007	March 31, 2006
Outstanding options (000’s):	3,262	795

(g)	Flow-through common shares:

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at March 31, 2007, there was no remaining commitment with respect to unspent resource expenditures under flow-through common share agreements.

8. Accumulated Other Comprehensive Loss

	Cumulative translation adjustment	Unrealized gain/loss on debenture receivable	Unrealized gain/loss on marketable securities	Tax Impact	Accumulated other comprehensive income (loss)
	$	$	$	$	$
Opening balance	(4,836)	-	-	-	-
Change in accounting policy for financial instruments (note 1)	-	280	2,310	(199)	(2,445)
Adjusted balance, beginning of period	(4,836)	280	2,310	(199)	(2,445)
Change during the period	1,595	(360)	(883)	127	479
Balance as at March 31, 2007	(3,241)	(80)	1,427	(72)	(1,966)

9. Fair value of financial instruments

The following table presents the carrying amounts and estimated fair values of the Company`s financial instruments and commodities:

	March 31, 2007		December 31, 2006
	Carrying value	Fair value	Carrying value	Fair Value
	$	$	$	$
Financial Assets
Cash and cash equivalents (1)	110,204	110,204	101,500	101,500
Short-term deposits (1)	40	40	22,864	22,864
Receivables excluding gold receivable (1)	39,437	39,437	49,142	49,142
Gold bullion(2)	49,012	98,405	49,012	93,981
Debenture receivable (3)	1,920	1,920	2,000	2,280
Marketable securities(4)	9,882	9,882	9,379	10,830
Gold receivable-contract(5)	15,546	16,112	15,125	15,120
Gold receivable-embedded derivative(5)	908	-	156	-
Restricted cash and other (1)	1,190	1,190	1,179	1,179
Financial liabilities
Accounts payable and accrued liabilities (1)	118,402	118,402	128,981	128,981
Long-term debt (including current portion) (6)	20,883	20,883	38,888	38,888
Fair value of gold forwards (Note 10 (a))(7)	53,376	64,409	61,194	69,449

(1)	Recorded at amortized cost. The fair value of cash and cash equivalents, short-term deposits, receivables excluding gold receivable, restricted cash and other and, accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.
(2)	Recorded at amortized cost. The carrying value of the gold bullion represents its cost and the fair value is based on the spot price for gold at the end of the period.
(3)	Recorded at fair value. The fair value of the debenture receivable is based on the last quoted market price of the related shares.
(4)	Recorded at fair value. The fair value of the marketable securities was based on the last quoted market price and on the Black-Scholes pricing model for options included in the Company’s portfolio.
(5)	The contract is accounted for as an interest bearing receivable. The embedded derivatives is recorded at fair value based on the forward price of gold as at the end of the period, the risk premium and estimated delivery dates.
(6)	Recorded at amortized cost. Since most of the long-term debt is variable rate debt, the fair value of the Company’s long-term debt is equivalent to the carrying amount. Fair value is estimated using discounted cash flow analysis based on the Company’s current borrowing rate for similar borrowing arrangements.
(7)	The Company obtains a valuation from counterparty of its portfolio of gold and foreign exchange commitments. This valuation is based on forward rates considering the market price, rate of interest, gold lease rate and volatility.

10.Commitment and Contingencies:

(a) Gold sales commitments:

On the acquisition of Cambior in November 2006, the Company assumed gold sales commitments of 56,420 ounces to be delivered in 2007 at $350 per ounce. The estimated fair value was recognized on the balance sheet and these commitments are treated as non-hedge instruments. As at March 31, 2007, the marked-to-market value of the remaining 39,365 ounces was $12,514,000 and the change in market value during the first quarter of 2007 was included in the earnings statement as a non-hedge derivative loss.

As of March 31, 2007, the remaining outstanding forward sales contracts acquired on acquisition of GGL (Mupane) were as follows:

Year	Forward Sales (oz)	Average Forward Price ($/oz)
2007	58,551	402
2008	77,776	402
2009	43,888	407
Total	180,215	403

The Mupane forward sales contracts are accounted for as normal purchase and sales whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During the first quarter of 2007, 19,225 ounces of gold were delivered under forward sales contracts.

The estimated fair value of the Company’s gold forward sales, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, was as follows:

	March 31, 2007	December 31, 2006
	$	$
Fair value of non-hedge derivatives - Forwards (Cambior)	12,514	16,409
Fair value of normal sales contracts (Mupane)	51,895	53,040
Estimated mark-to-market value	64,409	69,449
Recognized on the balance sheet:
Non-hedge derivatives - Forwards (Cambior)	12,514	16,409
Forward sales liability - Normal sales (Mupane)	40,862	44,785
	53,376	61,194
Off-balance sheet - net fair value of forwards	11,033	8,255

(b) Foreign exchange contracts:

From time to time, the Company enters into foreign exchange contract to fix the exchange rate. There were no such contracts as at March 31,2007.

(c) Non-hedge derivative gain (loss):

First quarter ended March 31, 2007
$
Variation of the fair value of the non-hedge derivative instruments	(1,284)
Gain resulting from the variation in market prices of ounces of gold receivable	760
Non-hedge derivative loss	(524)

11. Segmented Information:

(a) As a result of the acquisitions of GGL and Cambior and the sale of the majority of the Company’s gold royalties in 2006, the reportable segments have been revised. Comparative figures have been reclassified to conform to the new segments.

The Company’s gold mine segment is divided into geographic segments, as follows:

Mali:	Joint venture in Sadiola (38%) and Yatela (40%)
Ghana:	Working interests in Tarkwa and Damang (18.9%)
Botswana:	Mupane mine
Canada:	Doyon division and Sleeping Giant mine
Suriname:	Rosebel Mine
Guyana:	Omai gold mine

The Company’s segments also include non-gold activities (Niobec mine located in Canada and diamond royalty on the Diavik mine located in Canada), Exploration and development, and Corporate.

	Gold mines						Total
	Mali	Ghana	Botswana	Canada	Suriname	Guyana	Gold mines
March 31, 2007	$	$	$	$	$		$
Cash and gold bullion	37,374	-	12,050	(45)	802	166	50,347
Other current assets	28,728	-	5,648	10,531	26,247	937	72,091
Long-term assets	103,344	-	156,487	220,941	670,979	8,741	1,160,492
Long-term assets related to working interests	-	152,529	-	-	-	-	152,529
	169,446	152,529	174,185	231,427	698,028	9,844	1,435,459
Current Liabilities	41,185	-	24,104	21,897	25,939	2,856	115,981
Long-term Liabilities	10,260	-	27,221	25,396	139,561	-	202,438
	51,445	-	51,325	47,293	165,500	2,856	318,419
Three months ended March 31, 2007
Revenue	45,555	-	11,777	33,380	31,269	-	121,981
Earnings from working interests	-	6,284	-	-	-	-	6,284
	45,555	6,284	11,777	33,380	31,269	-	128,265
Mining costs	20,451	-	12,367	23,188	24,132	(53)	80,085
Depreciation, depletion and amortization	2,734	-	5,052	4,382	5,407	-	17,575
Other expenses	(95)	-	195	169	982	2,151	3,402
Interest and investment expense (income)	(306)	-	394	150	(3)	(1)	234
Non-controlling interest	-	-	-	-	107	-	107
Income taxes(recovery)	7,357	-	-	364	(1,006)	-	6,715
	30,141	-	18,008	28,253	29,619	2,097	108,118
Net earnings (loss)	15,414	6,284	(6,231)	5,127	1,650	(2,097)	20,147
Expenditures for capital assets	5,001	5,682	947	5,976	4,506	-	22,112

	Total		Non-gold	Exploration and
	Gold mines		mine	Development		Corporate		Total
March 31, 2007		$	$		$	$	$
Cash and gold bullion	50,347		429	2,457		106,024		159,256
Other current assets	72,092		26,691	2,482		26,203		127,468
Long-term assets	1,160,492		298,401	287,752		29,134		1,775,778
Long-term assets related to working interests	152,529		-	-		-		152,529
Assets held for sale	-		-	-		-		-
	1,435,460		325,521	292,691		161,361		2,215,033
Current liabilities	115,982		8,389	5,519		38,440		168,330
Long-term liabilities	202,438		23,509	24,053		7,091		257,091
Liabilities relating to assets held for sale	-		-	-		-		-
	318,420		31,898	29,572		45,531		425,421
Three months ended March 31, 2007
Revenue	121,981		24,377	-		-		146,358
Earnings from working interests	6,284		-	-		-		6,284
	128,265		24,377	-		-		152,642
Mining Costs	80,085		15,131	-		4		95,219
Depreciation, depletion and amortization	17,575		5,864	-		-		23,439
Other Expense	3,403		178	3,991		7,597		15,170
Interest and investment expense (income)	233		19	(505)		(853)		(1,106)
Non-controlling interest	107		-	-		-		107
Income taxes(recovery)	6,715		276	(118)		1,655		8,527
	108,118		21,468	3,368		8,403		141,357
Net earnings (loss)	20,147		2,909	(3,368)		(8,403)		11,285
Expenditures for capital assets	22,112		2,448	6,113		(33)		30,640

	Gold mines						Total
	Mali	Ghana	Botswana	Canada	Suriname	Guyana	Gold mines
December 31, 2006	$	$	$	$	$		$
Cash and gold bullion	30,389	-	10,177	28	545	209	41,348
Other current assets	38,723	-	7,277	7,231	24,089	1,188	78,508
Long-term assets	90,459	-	175,132	240,572	639,709	8,741	1,154,613
Long-term assets related to working interests	-	146,246	-	-	-	-	146,246
	159,571	146,246	192,586	247,831	664,343	10,138	1,420,715
Current Liabilities	33,638	-	20,855	22,904	25,511	3,713	106,621
Long-term Liabilities	10,522	-	39,508	25,803	140,412	-	216,245
	44,160	-	60,363	48,707	165,923	3,713	322,866
Three months ended March 31, 2006
Revenue	42,751	-	-	-	-	-	42,751
Earnings from working interests	-	8,801	-	-	-	-	8,801
	42,751	8,801	-	-	-	-	51,552
Mining costs	18,654	-	-	-	-	-	18,654
Depreciation, depletion and amortization	6,105	-	-	-	-	-	6,105
Other expenses	2,060	-	-	-	-	-	2,060
Interest and investment expense (income)	(92)	-	-	-	-	-	(92)
Income taxes(recovery)	3,018	-	-	-	-	-	3,018
	29,745	-	-	-	-	-
Net earnings (loss)	13,006	8,801	-	-	-	-	21,807
Expenditures for capital assets	661	-	-	-	-	-	661

	Total	Non-gold	Exploration and
	Gold mines	mine	Development	Corporate	Total
December 31, 2006	$	$	$	$	$
Cash and gold bullion	41,348	679	2,940	128,409	173,376
Other current assets	78,508	22,675	2,832	23,252	127,267
Long-term assets	1,154,613	300,808	294,308	30,968	1,780,697
Long-term assets related to working interests	146,246	-	-	-	146,246
Assets held for sale	-	-	-	-	51,090
	1,420,715	324,162	300,080	182,629	2,278,676
Current liabilities	106,622	7,358	6,514	86,122	206,616
Long-term liabilities	216,245	23,461	30,940	2,961	273,607
Liabilities relating to assets held for sale	-	-	-	-	25,102
	322,867	30,819	37,454	89,083	505,325
Three months ended March 31, 2006
Revenue	42,751	1,813	-	(83)	44,481
Earnings from working interests	8,801	-	-	-	8,801
	51,552	1,813	-	(83)	53,282
Mining Costs	18,654	-	-	-	18,654
Depreciation, depletion and amortization	6,105	959	-	(61)	7,003
Other Expense	2,060	(82)	1,303	2,886	6,167
Interest and investment expense (income)	(92)	-	-	(452)	(544)
Non-controlling interest	-	-	-	-	-
Income taxes(recovery)	3,019	(445)	-	(425)	2,149
	29,746	432	1,303	1,948	33,429
Net earnings (loss)	21,806	1,381	(1,303)	(2,031)	19,853
Expenditures for capital assets	661	-	923	56	1,640

(b) Joint ventures

The Company’s share of mining asset additions in the Company’s joint ventures for the first quarter of 2007 was $5,001,000, (Q1 2006 - $700,000).

The Company’s share of cash in the joint ventures is not under the Company’s direct control. The Company’s share of joint venture cash flows was as follows:

	First quarter ended March 31,
	2007	2006
	$	$
Cash flows from operations	24,811	17,154
Cash flows used in financing	-	(2,975)
Cash flows used in investments	(5,001)	1,490

12. Comparative figures:

Certain 2006 comparative figures have been reclassified to the financial statement presentation adapted in 2007.

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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